Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com

SUBMITTTED VIA EDGAR
SENT VIA FIRST-CLASS MAIL
January 23, 2012

Kevin L. Vaughn, Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549-6010

RE: WESCO International, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-14989

Dear Mr. Vaughn,
This letter sets forth the responses of WESCO International, Inc. (“WESCO” or the “Company”) to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated January 9, 2012, with respect to WESCO's Form 10-K for the Fiscal Year Ended December 31, 2010. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, we understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Critical Accounting Policies and Estimates - Excess and Obsolete Inventory, page 19
Comment No. 1:
We note your response to prior comment 1. Please confirm to us that you will revise future filings to provide disclosure similar to that provided in your response.
Response:
We will revise future filings for the excess and obsolete inventory disclosure as noted in our prior response.
Critical Accounting Policies and Estimates - Revenue Recognition, page 35
Comment No. 2:
We note from your response to prior comment 10 that you direct ship certain items and that for these sales you do not

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com physically handle the product. Please tell us more about these sales, including how you evaluated whether to recognize revenue on these sales on a gross or net basis. Discuss how you have considered the criteria of FASB ASC 605-45-45.
Response:
We determined that direct ship orders where WESCO does not physically handle the product qualify for gross reporting using the criteria set forth in FASB ASC 605-45-45. In making this decision, we considered various factors and indicators set forth in the guidance provided with the following key indicators supporting a gross revenue reporting treatment:
a.) The Entity (not the Supplier) is the Primary Obligor in the Arrangement
WESCO is directly responsible to the customer for providing the product or service desired by the customer including order fulfillment and incurs the risks and rewards as principal in the transaction. In addition, WESCO's contract sales terms further support a gross revenue reporting treatment.
b.) The Entity Has Latitude in Establishing Price
WESCO has latitude in establishing the sales price directly with the customer based on several economic factors. The supplier does not set the contractual terms with WESCO's customers.
c.) The Entity Has Discretion in Supplier Selection
WESCO has multiple suppliers for a product or service ordered by the customer and has discretion over its supplier base to select the supplier providing the best economic value and service.
d.) The Entity Has Credit Risk
WESCO assumes 100% of all customer credit risk and must pay the amount owed to the supplier after the supplier performs regardless of whether the sales price is fully collected.
e.) The Entity has General Inventory Risk
Direct ship customer returns due to incorrect product specifications or project timing results in Wesco taking title to the product.
Segments and Related Information, page 51
Comment No.3
We note your response to prior comment 10. You state that all products are available for sale in each of the 12 operating segments. However, you also state that gross margins vary between segments due to the sales mix variability. You further state that the mix of products sold by each branch is a function of the customer demand. Please explain to us in greater detail how you have considered these factors in your segment aggregation analysis. Discuss whether there are any underlying trends regarding the sales mix variability such that certain segments could be expected to sell a higher portion of certain products or certain segments could be expected to sell a higher portion through stock orders, direct ship and/or special orders.
Response:
Billing margin represents the difference between the selling price and the cost of the product before adjustments. These adjustments include, among other items, supplier rebates and inventory adjustments and represent the difference between billing margin and gross margin (excluding depreciation and amortization). The primary driver of variability in billing margins is the mix of sales shipment type (stock, direct ship or special order) and not the mix of products sold. Each of our products is available for shipment under each of the shipment types. As a result billing margins do vary among operating segments based on the sales shipment type mix. Certain branches, as a result of the customers served, and the requirements of those customers, have historically experienced more of one sales shipment type than another. As a result some branches

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com fulfill a higher percentage of stock orders while others fulfill a higher percentage of manufacturer direct ship orders. Special orders tend to comprise a minor percentage at most branches. The sales type mix within a branch can shift over time, and the acquisition or loss of a customer significant to that branch can be the cause.
As outlined above, and noted in our response to prior comment 10, the different sales shipment types tend to consistently yield different billing margins. Additionally, the various sales shipment types require differing levels of sales and support activity in the form of SG&A expenses. Branches, and in turn operating segments, must manage the level of SG&A expenses commensurate with the sales shipment type mix to maximize operating income which is the key financial metric by which operating segments are measured. Reinforcing that operating income is the key metric for measuring operating segment performance is the fact that it is also the predominant factor in arriving at incentive compensation for each of the Vice Presidents who are the operating segment business leaders.
WESCO's 2010 sales of $5.1 billion were generated by approximately 400 branches. These branches are then aggregated into our operating segments. This structure is utilized by management to segregate the business into more manageable groups. The branches included in each of the operating segments change based on management resource availability as well as acquisitions. All products are available through all of the branches in our system in serving our customer needs through a combination of the three sales shipment types. The result is that we view all branches similarly and with similar economic potential. What follows from this is that our branches are organized into operating segments based on management availability and talent. This is evidenced by the fact that our operating segments bear the name of the operating leader on the title of internal financial reports. This reinforces the interchangeable nature of our branches and the fact that they can and are readily moved between operating segments when the CODM determines a reallocation of branches between segments or a change in management is required.
Comment No. 4
We note that you have focused your analysis of the similar economic characteristics on operating income as a percentage of sales. You state that each segment's operating income as a percent of sales is within 310 basis points or less from the average of 5.7% for the year ended December 31, 2010. This appears to imply that operating income as a percentage of sales ranges from 2.6% to 8.8% across your segments. Noting that the higher end of this range is 238% of the low end of this range, please explain to us in greater detail why you believe this represents similar economic characteristics.
Response:
The CODM receives a monthly financial package. Included in this package is a variety of financial information for each of the operating segments including an operating profit analysis as compared to the plan and prior year as well as total billing margin information by sales shipment type.
In making business decisions such as determining movement of branches between segments and evaluating the leaders of the respective segments and assessing the company's financial performance, the CODM focuses primarily on operating income. This metric is also used in evaluating the operating segment leader's performance and determining management changes. As a result, we believe this financial metric is the most meaningful way to evaluate WESCO's operating segment financial performance.
The 2010 average operating income as a percentage of sales for our operating segments of 5.7% is the arithmetic average of the percentage for each of our operating segments, without consideration of their relative size. The combined, or weighted average, results of our operating segments yields an operating income margin of 6.2%.
The operating income of our operating segments, as shown in our response to Comment No. 5 below, range from operating income of 3.7% to 8.8%. This is a total range of 510 basis points. The operating segment with the lowest operating income is 250 basis points below the average and the operating segment with the highest operating income is 260 basis points above the average.
We believe the following example further demonstrates the economic similarity of our operating segments. As you note in

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com your comment, the operating segment with the lowest operating income percentage is 3.7% and the highest is 8.8%. These segments had gross sales of approximately $250 million and $650 million, respectively in 2010. If each of these segments achieved the average operating margin percentage of 6.2%, the operating income of these segments would have increased by $6.3 million and decreased by $16.9 million, respectively based on their 2010 sales. We do not consider a difference of this magnitude to be meaningful to users of our financial statements or investors to understand our financial performance, particularly in light of the nature of our business and the size of our company ($5.1 billion sales in 2010).
In 2011 we made changes to the branches comprising some of our operating segments consistent with the process we described in our response to comment No. 3 above. For example, the Vice President responsible for segment 1 is now responsible for segment 9 and segment 1 was divided and merged into segments 2 and 9, resulting in an overall decrease in the number of segments for 2011. This was due to a segment manager leaving the company.
Comment No. 5
To help us better understand the similarity of the economic characteristics, please also provide us with a summary of the gross profit information for each of the operating segments. We note that the sales method can contribute to variability in the gross profit margin. As such, to the extent that you have information available for gross profit by sales method by segment, please also provide that information. Finally, in order to help us understand all possible causes for the margin variability, please also tell us more regarding how your branches determine pricing for the products it sells. For example, discuss whether pricing for your products is consistent across your operating segments.
Response:

Below is a table displaying the billing margin by sales type, total billing margin, and operating income for each of our operating segments for the year ended December 2010. This table is derived from our internal financial results and is not included in this format in the CODM package. You will note that while we disclosed that we have 12 operating segments, the table below shows 11. The twelfth operating segment is immaterial at $5 million in sales and has been disregarded for this discussion. For additional perspective, the sales of the 11 segments listed below range from a low of approximately $100 million to a high of $935 million.

Operating Segments												Total
	1	2	3	4	5	6	7	8	9	10	11	Segments
Shipment Type
Direct Ship	14.0%	15.2%	14.7%	13.5%	12.4%	18.6%	17.9%	14.6%	11.2%	14.8%	17.6%	14.0%

Stock	25.4%	24.0%	23.1%	21.6%	16.9%	19.9%	23.6%	23.5%	13.2%	22.7%	20.7%	21.0%

Special Order	21.2%	23.2%	21.9%	22.9%	15.0%	20.9%	20.8%	21.8%	N/A	21.5%	N/A	21.6%

Total BM %	19.0%	20.6%	16.3%	18.0%	15.1%	19.8%	21.3%	19.7%	11.4%	20.2%	18.8%	18.3%

Operating Income %	3.7%	3.8%	5.9%	8.8%	5.5%	5.3%	5.8%	5.9%	4.5%	7.1%	6.3%	6.2%
Typically, product prices are entered into our sales order management system by centralized functions responsible for obtaining cost information from our suppliers. These prices are established with the objective of obtaining a targeted billing margin when the product is ultimately sold to a customer. Our branches have the discretion to address competitive market conditions on a local market basis. To enable this, within our system, functionality exists that allows a branch to set a price within predetermined ranges around the system price. Further, in the unusual event of a very competitive local market

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Richard P. Heyse Vice President and Chief Financial Officer Phone: 412.454.2392 E-mail: rheyse@wesco.com situation, branches can request a waiver to offer a price outside the established range. Such approvals are granted regionally.
Please contact me at (412)-454-2392 or Tim Hibbard at (412) 454-2252 if you have further questions or need additional information.
Sincerely,

/s/ Richard P. Heyse
Richard P. Heyse
cc. John J. Engel, Chairman, President and Chief Executive Officer

Diane E. Lazzaris, Vice President, Legal Affairs
Timothy A. Hibbard, Corporate Controller

WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122